Pricing Term Sheet Dated May 8, 2012	Filed pursuant to Rule 433 Issuer Free Writing Prospectus supplementing the Preliminary Prospectus Supplement dated May 7, 2012 and the Prospectus dated May 7, 2012 Registration No. 333-170232

Thompson Creek Metals Company Inc.

Pricing Term Sheet

$200,000,000 12.5% Senior Notes due 2019

Issuer:	Thompson Creek Metals Company Inc.

Distribution:	SEC registered

Security Description:	12.5% Senior Notes due 2019

Aggregate Principal Amount:	$200,000,000

Gross Proceeds:	$200,000,000

Net Proceeds (Before Expenses):	$196,320,000

Maturity:	May 1, 2019

Coupon:	12.5%

Offering Price:	100.000% of principal amount

Yield to Maturity:	12.5%

Spread to Benchmark Treasury:	+1126 bps

Benchmark Treasury:	Treasury Rate 1.25% due 4/30/19

Ratings*:	Caa2/CCC+

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Payment Dates:	Semi-annually on each May 1 and November 1, commencing November 1, 2012

Optional redemption:	Make-whole call @ T+50 basis points prior to May 1, 2016, then:

	On or after:	Price:
	May 1, 2016	106.250%
	May 1, 2017	103.125%
	May 1, 2018 and thereafter	100.000%

Equity Clawback:	Up to 35% at 112.500% plus accrued and unpaid interest until May 1, 2015

Change of control:	Putable at 101% of principal amount thereof, plus accrued and unpaid interest

Trade Date:	May 8, 2012

Settlement:	T+3 (May 11, 2012)

CUSIP:	884768AE2

ISIN:	US884768AE29

Denominations/Multiple:	$2,000/$1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Deutsche Bank Securities Inc. RBC Dominion Securities Inc.

Co-Managers:	SG Americas Securities, LLC Standard Bank Plc UBS Securities LLC

Trustee:	Wells Fargo Bank, National Association

Canadian Co-Trustee:	Valiant Trust Company

Capitalization

The “Capitalization” section on page S-50 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the “Capitalization” section set forth below:

The following table sets forth our unaudited cash and cash equivalents and capitalization as of March 31, 2012, on:

•                  an actual basis;

•                  an as adjusted basis to give effect to the sale of the notes offered hereby; and

•                  an as further adjusted basis to give effect to the sale of $220,000,000 aggregate stated amount of tMEDS in the concurrent tMEDS offering (but does not give effect to the sale of up to an additional $30,000,000 aggregate stated amount of tMEDS if the underwriters exercise their option to purchase additional tMEDS in full). See “Summary—The Transactions.”

These “As adjusted” and “As further adjusted” amounts do not reflect the use of proceeds contemplated hereby.  See “Use of proceeds.” You should read this table along with our consolidated financial statements and related notes and the other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

The tMEDS offering is not contingent on the completion of this offering, and this offering is not contingent upon the completion of the tMEDS offering. There can be no assurance as to the actual aggregate principal amount of notes that will be issued in this offering or as to the aggregate stated amount of tMEDS that will be issued in the concurrent tMEDS offering.

	As of March 31, 2012
(U.S. dollars in millions)	Actual	As adjusted	As further adjusted
	(unaudited)
Cash and cash equivalents	$162.7	$357.3	$569.3

Long-term debt (1):
Revolving credit facility (2)	$—	$—	$—
Caterpillar equipment financing facility (3)	8.2	8.2	8.2
Equipment loans	14.7	14.7	14.7
7.375% Senior Notes due 2018	350.0	350.0	350.0
11.68% Amortizing notes that are components of the tMEDS offered concurrently (4)	—	—	35.9
12.5% Senior Notes due 2019 offered hereby	—	200.0	200.0
Other debt	0.3	0.3	0.3
Total debt	$373.2	$573.2	$609.1
Shareholders’ equity
Common stock, no-par value, unlimited shares authorized and 168,077,396 issued and outstanding as of March 31, 2012 (5)	$1,015.2	$1,015.2	$1,015.2
Additional paid-in capital (6)	53.6	53.6	231.1
Retained earnings	639.7	639.7	639.7
Accumulated other comprehensive income	51.4	51.4	51.4
Total shareholders’ equity	$1,759.9	$1,759.9	$1,937.4
Total capitalization	$2,133.1	$2,333.1	$2,546.4

(1)                      Although we do not record it as indebtedness, we also have $409.6 million in outstanding deferred revenues under our Gold Stream transaction described in “Description of other indebtedness and deferred revenue—Gold Stream transaction” and note 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K and $171.9 million in remaining proceeds of the Gold Stream transaction that are available to us over the Mt. Milligan construction period.  These amounts are and would be secured by our Mt. Milligan assets. After the deposits have been fully offset, the counterparty will continue to have a security interest in 40% of the payable gold produced from Mt. Milligan. The amortizing notes would effectively be subordinated to our obligations under the Gold Stream transaction to the extent of the value of those assets.

(2)                      As of March 31, 2012, we had available borrowings of $275.5 million under our revolving credit facility (after giving effect to $24.5 million of outstanding letters of credit), all of which, if borrowed, would be secured.  See “Description of other indebtedness and deferred revenue—Revolving credit facility” for a description of this facility.

(3)                      As of March, 31, 2012, we had available borrowings of $123.8 million under our Caterpillar equipment financing facility, all of which, if borrowed, would be secured by the equipment financed with those borrowings.  See “Description of other indebtedness and deferred revenue—Caterpillar equipment financing facility” for a description of this facility.

(4)                      Each tMEDS will include an amortizing note, as described in “Summary—The Transactions.” 16.3% of the stated amount of the tMEDS will be represented by the amortizing notes. The amortizing note portion of each tMEDSs will have an initial principal amount of $4.075312 per amortizing note, bear interest at a rate of 11.68% per annum and have a final installment payment date of May 15, 2015. The total stated amount of each tMEDS is $25, including the purchase contract described in footnote (6) below.

(5)                      The “As adjusted” and “As further adjusted” share numbers do not include shares of common stock issuable upon settlement of the purchase contracts that are components of the tMEDS.

(6)                      Each tMEDS will include a purchase contract, as described in “Summary—The Transactions.” We will account for the purchase contracts that are components of the tMEDS as equity and will record the initial fair value of these purchase contracts, net of the underwriting discounts and commissions and estimated offering expenses allocated to the purchase contracts, as additional paid-in capital. See footnote (4) above.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you to the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities (collect) at 1-212-834-4533; Deutsche Bank Securities at 1-800-503-4611 or RBC Capital Markets at 1-877-280-1299.